Exhibit 3.1
BYLAW AMENDMENT
3.2 NUMBER OF DIRECTORS
The board of directors shall consist of ten (10) members. The number of directors may be changed by an amendment to this bylaw, duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to the certificate of incorporation. The directors shall be divided into three classes, with the term of office of the first class (Class I Directors), which class shall initially consist of four (4) directors, to expire at the 2024 annual meeting of stockholders; the term of office of the second class (Class II Directors), which class shall initially consist of three (3) directors, to expire at the 2025 annual meeting of stockholders; the term of office of the third class (Class III Directors), which class shall initially consist of three (3) directors, to expire at the 2026 annual meeting of stockholders; and thereafter for each such term to expire at each third succeeding annual meeting of stockholders held after such election.